SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 14D-9
                              (Amendment No. 1)
                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                       Dynamics Corporation of America
                          (Name of Subject Company)


                        Dynamics Corporation of America
                     (Name of Person(s) Filing Statement)


                   Common Stock, par value $0.10 per share
                (including the associated Series A Cumulative
                Participating Preferred Stock Purchase Rights)
                        (Title of Class of Securities)


                                 268039 10 4
                    (CUSIP Number of Class of Securities)


                               Henry V. Kensing
                           Vice President, General
                            Counsel and Secretary
                              475 Steamboat Road
                      Greenwich, Connecticut 06830-7197
                                (203) 869-3211
          (Name, address and telephone number of person authorized
           to receive notice and communications on behalf of the
                            person(s) filing statement).


                               With a Copy to:

                                Alan C. Myers
                   Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                         New York, New York 10022
                              (212) 735-3000




               This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Dynamics Corporation of America (the "Company"), filed in connection with the tender offer by CTS First Acquisition Corp., a wholly owned subsidiary of CTS Corporation, for shares of common stock (including the associated Series A Cumulative Participating Preferred Stock Purchase Rights) of the Company. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9.

          ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

               Item 4(b) is hereby amended by adding the following at the end thereof:

               On May 27, 1997, WHX amended the WHX Tender Offer to increase the price to $56 per Share. The WHX Tender Offer is now scheduled to expire at midnight on June 13, 1997. In a press release announcing the amendment to the WHX Tender Offer, WHX stated that the only impediment to its offer is the condition that the Company rescind certain "anti-takeover devices," including the Rights Plan. The Merger Agreement prohibits redemption of the Rights.

               On May 29, 1997, WHX filed a counterclaim in the action pending in the Connecticut Court seeking, among other things, an injunction requiring the Company to redeem the Rights and approve the WHX Tender Offer for purposes of Section 912(b) of the NYBCL.

               On May 29 and 30, 1997, representatives of CTS and the Company held discussions regarding the actions, if any, to be taken in response to the $56 per Share price offered by WHX in the WHX Tender Offer.

               On May 30 and June 2, 1997, the Company Board met with its financial and legal advisors to consider the amended WHX Tender Offer and the CTS Offer and CTS Merger. The Company Board did not take any action at either of these meetings.

               On the morning of June 2, 1997, representatives of CTS and the Company met to consider a possible increase in the CTS Offer price. Later that day, CTS indicated to the Company that CTS had determined to increase the CTS Offer price to $56.25 per Share. That evening, CTS issued a press release and amended its Schedule 14D-1, among other things, to disclose such increase.


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:    June 3, 1997        DYNAMICS CORPORATION
                                            OF AMERICA

                                        By:  /s/ Henry V. Kensing
                                           -------------------------
                                           Henry V. Kensing
                                           Vice President, General
                                             Counsel and Secretary